

November 17, 2011

Via Email
Dhiya El-Saden
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071

      Re: PDL BioPharma, Inc.
           Schedule TO-I
           Filed November 15, 2011

Dear Mr. El-Saden:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed your filing listed above. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your filing.

General

1. Item 10 of Schedule TO requires you to provide the financial statements set forth in Item 1010(a) of Regulation M-A, where material. In response, you incorporate by reference to financial information in PDL's periodic reports and specifically, in its most recent Forms 10-K and 10-Q. However, where financial information is incorporated by reference into tender offer materials, you must at minimum provide the summary financial information set forth in Item 1010(c) of Regulation M-A in the disclosure document that is disseminated to security holders. See Q&A No. 7 in the Third Supplement to the Division of Corporation Finance's

Manual of Publicly Available Telephone Interpretations (July 2001) (when financial information is material in a Schedule TO, the disclosure document disseminated to target security holders must contain at least these summary financial statements). Please revise.

2. See our last comment above. For the same reason, the disclosure on book value per share that currently appears in Item 10 of the Schedule TO-I only should be reproduced in the Offering Memorandum.

3. The Capitalization section on page 27 of the Offering Memorandum does not appear to contain all of the pro forma disclosure required by Item 1010(b) of Regulation M-A. As an example, we do not see disclosure of the pro forma effect of the exchange offer on PDL's book value per share or ratio of earnings to fixed charges. Please revise or advise.

4. See comments 1, 2 and 3 above. In your response letter, tell us how you will disseminate the required additional financial information in a manner reasonably calculated to inform target note holders about the new information.

Exhibit (a)(1)(i) - Offering Memorandum

Forward-Looking Statements, page ii

5. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C). Therefore, please delete the references to the safe harbor provisions of the Reform Act, or revise to make clear that they do not apply to the statements made in this document.

Incorporation of Certain Documents by Reference, page iv

6. Schedule TO does not permit "forward incorporation by reference" to documents not yet filed with the Commission. If and when such documents are filed and you wish to incorporate them by reference, please amend your Schedule TO to do so in the manner specified in General Instruction F to the Schedule. Please revise your disclosure accordingly.

Summary Terms of the Exchange Offer, page 3

7. Refer to the disclosure in the second sentence of this section to the effect that the "summary is not intended to be complete." While it is acceptable to note that the summary does not restate all of more complete disclosure that appears elsewhere

in the Offering Memorandum, it should describe all of the material features of the exchange offer. Please revise.

Conditions of the Exchange Offer, page 33

8. Conditions to a tender offer should be fully described in the offering materials and must be outside the control of the bidder. We have concerns about the breadth and amorphous nature of the condition in the last bullet point on page 33. It appears that the condition may be asserted if you become aware of "any facts" that have "or may have" adverse significance on the value of the old or new notes. Please revise to more fully and specifically describe the facts referenced here which may allow you to terminate the exchange offer, such that a reasonable note holder would have an idea whether or not this condition had been "triggered."

9. See our last comment above. You may not terminate the offer based on circumstances that are within your control as the bidder, as this would render the offer illusory. Therefore, please revise the language in the first sentence of the second to last paragraph on page 33.

Procedures for Tendering, page 34

10. Refer to the disclosure in the first sentence of this section. Tender offers such as this one that are subject to the all holders provisions of Rule 13e-4(f)(8)(i) generally may not be restricted to participation by record holders only. Explain in your response letter why this restriction is appropriate here, given the nature of the way these notes are held. Alternatively, revise this language.

Determination of Validity, page 35

11. See our last comment above and refer to the last bullet point in this section. In your response letter and with a view to revised disclosure, explain what you mean by determining the eligibility of any holder of old notes to participate in the exchange offer. Given that all holders of subject securities must be permitted to participate under the all holders provision applicable to this offer and cited in our last comment, are you referring to a defect in tender only? Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since PDL BioPharma, Inc. and its management are in possession of all facts relating to a

Dhiya El-Saden, Esq.
Gibson, Dunn & Crutcher LLP
November 17, 2011

Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me at 202-551-3263 with any questions about the above comments or any other matters related to your filing.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions